Exhibit 99.1

510 Burrard St, 3rd Floor
Date: April 27, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Hard Creek Nickel Corporation

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	24/05/2012
Record Date for Voting (if applicable) :	24/05/2012
Beneficial Ownership Determination Date :	24/05/2012
Meeting Date :	28/06/2012
Meeting Location (if available) :	Clark Wilson LLP
Suite 800
885 West Georgia Street
Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	411637101	CA4116371010

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Hard Creek Nickel Corporation